Exhibit 99.1

HeadHunter Group PLC Announces Completion of LLC Zarplata.ru Acquisition

MOSCOW, Russia, December 28, 2020 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (HeadHunter or the “Company”) announces today that it has completed the acquisition of LLC Zarplata.ru (“Zarplata”) from Hearst Shkulev Digital Regional Network B.V., as originally announced on November 24, 2020, for a total purchase price of ₽3.5 billion in cash subject to customary post-completion price adjustments and limited escrow arrangements (the “Acquisition”). The Acquisition was funded by proceeds from the Ruble bond that also closed in December and was previously announced.

The Company believes the Acquisition will accelerate HeadHunter’s development in key strategic areas such as increasing penetration in the Russian Regions and outreach to blue collars and SMAs.

The effect of the Acquisition on HeadHunter’s 2020 consolidated revenue is not expected to be material, given the short period between the completion of the Acquisition and the end of the 2020 fiscal year.

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

About LLC Zarplata.ru

Zarplata is a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Ural, formed on a ground of local city portals consolidation.

Disclaimer

The securities referenced to herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Acquisition and the integration of the acquired business and related synergies, and Zarplata’s expected financial performance for the year ending December 31, 2020, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this announcement relate only to events or information as of the date on which the statements are made in this announcement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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